SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549


                       FORM 6-K


                Report of Foreign Issuer

          Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934


           For the Month of October 2002

            Commission file number: 0-30924


                      MARCONI PLC

 (Exact name of Registrant as specified in its Charter)


                   One Bruton Street
                    London W1J 6AQ
                       England
         (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


              Form 20-F   X       Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                Yes                   No X


        CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Marconi plc

                               Q2 Trading Update

                   Conference Call for Analysts and Investors

                      Change of Timing and Dial-in Details



London - 22 October 2002 - Marconi (MONI) announces revised details of its Q2 Trading Update Conference Call for Analysts and Investors.

The conference call will now take place today, 22nd October 2002 at 5 pm (UK-time).

Dial-in details (from Europe) +44 (0) 20 8996 3900 or

(from US) +1 617 801 9702

and quote "Marconi Trading Update".

An instant replay will be available for seven days by dialling

+44 (0) 1296 618 700, access code 470 427 or

+ 1 617 801 6888, access code 63745

Ends

Contact

Joe Kelly - Public Relations

+44 (0) 20 7306 1771

Heather Green - Investor Relations

+44 (0) 20 7306 1735



                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 22 October 2002